# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Churchill Direct Lending Corp., CIK 0001737924
CUSIP: 67090S108
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-046971
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,091,553; shared voting power 0; sole dispositive power 3,091,553; shared dispositive power 0; aggregate amount beneficially owned 3,091,553 (6.26% of the class)
  Comment: Calculated based on 49,387,065 shares of common stock outstanding as of November 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025.

## Item 1. Issuer
Name of issuer: Nuveen Churchill Direct Lending Corp.
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York, 10152

## Item 2. Person Filing
Name of person filing: This statement is filed by the Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
399 Park Avenue
New York, New York 10022
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The filing of this statement shall not be deemed an admission by the Reporting Person of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or any other purpose.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (11/14/2025)